SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: April, 2009	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.

Calgary, Alberta,

Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                      Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                       No     X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: April 6, 2009	By:	/s/ Gary J. Daniel
	Name:	Gary J. Daniel
	Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release, dated April 6, 2009

Exhibit 1

NEWS RELEASE

Agrium files definitive proxy materials

Sends letter urging CF stockholders to WITHHOLD votes for CF’s board and vote the GREEN proxy card today

April 6, 2009 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) today announced that it has filed its definitive proxy statement with the Securities and Exchange Commission and is mailing the following letter to CF stockholders urging them to vote the GREEN proxy card and WITHHOLD votes for CF’s three director nominees up for election at CF’s 2009 Annual Meeting of Stockholders on April 21, 2009.

Mike Wilson, Agrium’s President and CEO, said, “Agrium is initiating a withhold vote to allow CF stockholders a say in the future of their company, which CF is intentionally denying them. We strongly urge CF stockholders to send a clear message to the CF Board to engage with Agrium by withholding their votes for the CF nominees at the April 21 Annual Meeting. Given CF’s ‘end run’ around CF stockholders, withholding votes on CF’s proposed directors is the way for stockholders to indicate their preference for the future of their company.”

The full text of the letter sent today to CF stockholders follows:

CF STOCKHOLDERS: NOW IS THE TIME TO SEND A MESSAGE TO YOUR BOARD AND MANAGEMENT—VOTE TO WITHHOLD ON THE GREEN PROXY CARD TODAY!

Dear Fellow CF Industries Stockholder:

As you may know, Agrium Inc. has increased its offer to purchase all of the common stock of CF Industries Holdings, Inc. (“CF”) to $35.00 in cash plus one Agrium common share for each share of CF common stock. The combination of our two companies is strategically compelling and a superb opportunity to create value for both Agrium and CF stockholders.

Unfortunately, CF’s Board of Directors has summarily rejected this offer and refused to engage with us in any discussions—ignoring our publicly stated willingness to consider raising our offer further if CF can demonstrate additional value. CF’s board has left us with no choice but to take our offer directly to you. We urge you to withhold your votes for the three CF directors who are up for re-election at the CF Annual Meeting on April 21. While this will not ensure that an Agrium/CF transaction will happen—CF’s takeover defenses effectively require the CF board to approve to any combination with Agrium—it will send a strong message to the CF board that they should negotiate a mutually beneficial transaction with Agrium.

AGRIUM’S OFFER PROVIDES A SUBSTANTIAL PREMIUM

AND HAS BEEN WELL RECEIVED BY THE MARKET

We are offering you a substantial premium. Our increased offer provides a 35% premium to CF’s closing price on February 24, 2009, the day before we made our initial offer, and a 48% premium to the 30-day volume weighted average price through that date (in both cases, based on Agrium’s closing stock price on March 26, 2009, the day before we raised the cash portion of our initial offer by over 10%).

Our cash and stock offer gives CF stockholders the best of both worlds—a substantial cash premium at closing plus the potential for significant long-term value creation through ownership of Agrium shares.

Agrium’s offer is not subject to a financing condition. We have sufficient cash resources and committed financing underwritten by Royal Bank of Canada and The Bank of Nova Scotia to fund the cash portion of the offer.

CF’S BOARD AND MANAGEMENT REFUSE

TO ACT IN YOUR BEST INTERESTS

CF recently acted to deny you your rights as a CF stockholder to vote on a major transaction. As required by the rules of the New York Stock Exchange, CF’s initial offer for Terra was expressly conditioned on your approval. However, in response to Agrium’s offer, CF changed course in midstream, and now proposes a highly unusual structure to acquire Terra, whereby Terra shareholders would receive both non-voting preferred and common stock in the combination. This structure was designed for one purpose only: to take away your right to vote on a CF/Terra combination and thus, by implication, on our offer. We believe that there is only one rational explanation: CF’s board and management must know they risk losing a stockholder vote on a CF/Terra combination because the CF stockholders prefer Agrium’s proposal.

RiskMetrics (ISS), the leading independent proxy voting advisory and corporate governance services firm, recently said the following about CF’s actions:

“We believe that CF has advanced a somewhat absurd rationale for its decision to restructure the Terra offer. In effect, CF has disenfranchised its own shareholders to quell the concerns of another company’s board, and arguably to thwart an unwelcome bid.” (“CF Industries (CF): ‘Withhold on a Hostile End Run?’” – March 25, 2009)

If you are against this “end run” around CF stockholders, we urge you to WITHHOLD your vote for Stephen A. Furbacher, David R. Harvey, and John D. Johnson, CF’s three nominees for reelection as directors at the company’s 2009 Annual Meeting on April 21, 2009.

We believe that a significant “withhold” vote percentage from CF’s board nominees—the same people who refuse to talk with Agrium and have circumvented a stockholder vote on CF’s proposed acquisition of Terra—will demonstrate that CF stockholders support receiving a premium from Agrium rather than paying one to Terra. CF’s board needs a stronger message to get to the negotiating table, and this is your opportunity to send that message.

AN AGRIUM/CF COMBINATION IS STRATEGICALLY COMPELLING AND A SUPERB OPPORTUNITY TO CREATE REAL VALUE

The strategic rationale of combining Agrium and CF is clear – our highly complementary assets will create a global leader in crop nutrient production and distribution with nearly $14 billion in annual revenues. This business logic was readily apparent when we first expressed interest in CF in 2005, and it is even more so today.

A combined Agrium/CF will create a global producer of agricultural inputs with the industry’s broadest product offering. Together, we can combine our respective world-class distribution networks, knowledgeable and experienced employees and first-rate production capabilities to more efficiently and effectively serve the increasingly competitive global agribusiness industry. We expect to achieve annual operating synergies of approximately $150 million, in excess of what CF says it can achieve in a combination with Terra.

In addition, our offer provides significantly more value for CF stockholders than CF’s proposal to acquire Terra. Since over 50% of the total consideration is Agrium stock, CF stockholders are presented with a unique opportunity for significant long-term value creation while providing liquidity for those wishing to sell their shares at an extremely attractive price. In addition, CF stockholders will have the opportunity to participate in any further upside in fertilizer equities through Agrium stock ownership, and will benefit significantly from the realization of the meaningful synergies associated with the transaction. We believe this is much more compelling for CF stockholders than paying a premium for Terra.

AGRIUM HAS A STRONG RECORD OF GROWTH, SUCCESSFUL INTEGRATION OF ACQUISITIONS AND ATTAINMENT OF SYNERGIES

Contrary to what CF would like you to think, Agrium has a strong record of successfully executing acquisitions, driving growth and exceeding synergy targets. Unlike CF, this is a core strength for Agrium, and one in which we take great pride.

Agrium has been in the fertilizer business for over 60 years and became a publicly traded company, spun out of Cominco Ltd, in 1993. We have averaged one acquisition per year since our IPO, or over 16 acquisitions and other international growth initiatives since 1993 and have gained significant experience from each one. In the past five years alone, Agrium has completed nine acquisitions totaling $3.4 billion, achieving synergies greater than announced. In contrast, CF was formerly a co-operative whose IPO took place in 2005. They have only made a single acquisition of approximately $25 million, have no international operational experience and have no track record of integrating acquisitions or realizing synergies.

USE YOUR GREEN PROXY CARD FOR A VOICE IN YOUR COMPANY’S FUTURE!

We are committed to this compelling combination and urge stockholders to send a message to the CF board to engage in discussions with us by withholding their votes. We strongly urge you to WITHHOLD your vote for the election of directors to CF’s board of directors.

If your shares of common stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GREEN proxy card in the postage-paid envelope provided to you by us.

If you hold your shares of common stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares and only upon receipt of your specific instructions. DON’T LET YOUR BROKER DECIDE FOR YOU. ACCORDINGLY, IT IS CRITICAL THAT YOU PROMPTLY GIVE INSTRUCTIONS TO YOUR BANK, BROKERAGE FIRM, DEALER, TRUST COMPANY OR OTHER NOMINEE TO ENSURE THAT A GREEN PROXY CARD IS SUBMITTED ON YOUR BEHALF. Please follow the instructions to authorize a proxy to vote on the enclosed GREEN proxy card provided to you by us. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions are included with the enclosed GREEN proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us, care of Georgeson Inc., at 199 Water Street, 26th Floor, New York, New York 10038, or by facsimile at (212) 440-9009, or email cftransaction@georgeson.com so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM CF OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES FOR CF’S NOMINEES. IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD TO CF OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES FOR CF’S NOMINEES, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Only the CF stockholders of record on the record date (March 16, 2009) are entitled to vote at the annual meeting. If you are a CF stockholder of record as of the record date, you will retain your right to vote, even if you sell your shares after the record date.

Georgeson Inc. is assisting Agrium with its efforts to solicit proxies. If you have any questions about voting your shares, please contact Georgeson Inc. toll-free at (866) 318-0506 (banks and brokerage firms should call 212 440-9800) or email cftransaction@georgeson.com.

Every stockholder’s vote is important, whether you own a few shares or many. To ensure your vote is counted, please submit your vote on the GREEN proxy card so we receive it by April 20, 2009.

Thank you for your support.

Very truly yours,

Michael M. Wilson

President & Chief Executive Officer

Agrium Inc.

Additional Information

RBC Capital Markets and Scotia Capital are acting as financial advisors; Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP as legal counsel; and Georgeson Inc. as information agent in connection with Agrium’s offer.

Stockholder questions regarding the exchange offer or requests for offering materials should be directed to Agrium’s information agent for the exchange offer, Georgeson Inc., toll-free at (866) 318-0506. Offering materials are also available on the SEC’s web site at www.sec.gov. CF stockholders are urged to read the offering materials filed by Agrium, which contain important information about the offer. For further information regarding Agrium’s offer for CF, please visit www.agrium.com.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: www.agrium.com.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of CF, Agrium and its wholly-owned subsidiary North Acquisition Co. (“North”) filed a definitive proxy statement with the SEC on April 6, 2009. The definitive proxy statement of Agrium and North and accompanying proxy card will be mailed to stockholders of CF. INVESTORS AND SECURITY HOLDERS OF CF ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in the solicitation of proxies from CF stockholders for CF’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the definitive proxy statement filed by Agrium and North with the SEC on April 6, 2009.

Agrium, North, their respective directors and executive officers and certain other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Ashley Harris, Manager, Investor Relations

(403) 225-7437

Tom Gardiner

Georgeson Inc.

(212) 440-9872

Media:

Drew Brown/Stephanie Pillersdorf

Sard Verbinnen & Co

(212) 687-8080